# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rain Enhancement Technologies Holdco, Inc., CIK 0002028293
CUSIP: 75080J103
Title of class of securities: Class A common stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1659 Chinaberry Ct., Naples, Florida (FL), 34105
Date of event which requires filing of this statement: 12/31/2024
Filed by CIK 0001432602
Persons authorized to receive notices and communications: Harry L. You, 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada (NV), 89144, 702-781-4313

## Reporting persons
- Harry L. You (CIK 0001432602): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,865,534; shared voting power 0; sole dispositive power 2,865,534; shared dispositive power 0; aggregate amount beneficially owned 2,865,534 (32.09% of the class)
  Comment: Note to Row 7, 9 and 11:
  Includes (i) 650,120 shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of Rain Enhancement Technologies Holdco, Inc. (the "Issuer") held directly by Mr. You, (ii) 194,046 shares of Class A Common Stock held by RHY Irrevocable Trust (the "Trust"), (iii) 564,375 shares of Class A Common Stock held by Berto LLC ("Berto"), a limited liability company of which Mr. You is the sole member, (iv) 23,101 shares of the Issuer's Class B common stock, par value $0.0001 per share ("Class B Common Stock") held by the Trust, and (v) 1,433,892 shares of Class A Common Stock issuable upon the cash exercise of vested options held by Mr. You. Mr. You is the settlor and investment officer of the Trust, and his son is the beneficiary of the Trust. Accordingly, Mr. You may be deemed to have a pecuniary interest in the securities held by the Trust. Mr. You disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. The Class B Common Stock is convertible into shares of Class A Common Stock as described under the heading "Description of Holdco's Securities" in the Issuer's Registration Statement on Form S-4 (File No. 333-283425) and has no expiration date.
  
  Note to Row 13:
  Based on 7,471,678 shares of Class A Common Stock outstanding as of December 31, 2024 according to records of the Issuer. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, all shares subject to options held by such person were deemed outstanding if such options are currently vested or will vest within 60 days of the date of this report. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person.
- Berto LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 564,375; shared voting power 0; sole dispositive power 564,375; shared dispositive power 0; aggregate amount beneficially owned 564,375 (7.55% of the class)
  Comment: Note to Row 7, 9 and 11:
  Represents 564,375 shares of Class A Common Stock held by Berto LLC, a limited liability company of which Mr. You is the sole member.
  Note to Row 13:
  Based on 7,471,678 shares of Class A Common Stock outstanding as of December 31, 2024 according to records of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, $0.0001 par value per share
Name of issuer: Rain Enhancement Technologies Holdco, Inc.
Address of issuer's principal executive offices: 1659 Chinaberry Ct., Naples, Florida (FL), 34105

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Harry L. You and Berto LLC (collectively, the "Reporting Person"). Berto LLC ("Berto") is a limited liability company of which Mr. You is the sole member.
Residence or business address: The business address of the Reporting Person is 1180 North Town Center Drive, Suite 100, Las Vegas, NV 89144.
Present principal occupation or employment: Mr. You serves as a director of the Issuer and chairman of the Issuer's board of directors. Mr. You is also the Chief Financial Officer and Chairman of the Board of dMY Squared Technology Group, a special purpose acquisition company, is a director of Broadcom Inc., and is a director of IonQ, Inc. Berto is an investment vehicle.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. You is a U.S. citizen. Berto is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: To the extent required by Item 3, the information contained in Item 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On June 25, 2024, the Issuer entered into a Business Combination Agreement (as amended on August 22, 2024, the "Business Combination Agreement") with Coliseum Acquisition Corp., a Cayman Islands exempted company ("Coliseum"), Rain Enhancement Technologies, Inc., a Massachusetts corporation ("RET"), Rainwater Merger Sub 1, Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Holdco ("Merger Sub 1"), and Rainwater Merger Sub 2A, Inc., a Massachusetts corporation and wholly-owned subsidiary of Coliseum ("Merger Sub 2"), pursuant to which, subject to the satisfaction or waiver of certain conditions set forth therein, Coliseum would merge with and into Merger Sub 1, with Merger Sub 1 as the surviving company of such merger (the "SPAC Merger") and, following the SPAC Merger and as a part of the same overall transaction, Merger Sub 2 would merge with and into RET, with RET as the surviving entity of such merger (the "Company Merger" and together with the SPAC Merger and the other transactions contemplated by the Business Combination Agreement, the "Business Combination"). Prior to the Business Combination, Mr. You was the Chairman of the Board of Directors of Coliseum, a shareholder of Coliseum, and a shareholder of RET.

Concurrently with the execution of the Business Combination Agreement, on June 25, 2024, Coliseum, Holdco, RET, Mr. You, Berto, and the other parties thereto entered into a support agreement (the "Sponsor Support Agreement"), pursuant to which Mr. You and Berto agreed to take all actions necessary to complete the Business Combination, to vote in favor of the Business Combination and related transactions and against any other transaction, and to not transfer or redeem shares prior to the closing of the Business Combination. Mr. You also confirmed his agreement to forfeit and surrender for no consideration the Forfeited Shares (as defined below), and waived the anti-dilution rights of the Class B ordinary share, par value $0.001 per share, of Coliseum (the "Coliseum Class B Ordinary Share") held by him and agreed to convert such Coliseum Class B Ordinary Share on a one-to-one basis into one Class A ordinary share, par value $0.001 per share, of Coliseum (the "Coliseum Class A Ordinary Share") immediately prior to the closing of the Business Combination.

On August 23, 2024, RHY Irrevocable Trust (the "Trust"), a trust for which Mr. You is the settlor and investment officer and his son is the beneficiary, entered into a subscription agreement with RET to purchase 135 shares of Class A common stock, par value $0.0001 per share, of RET ("RET Class A Common Stock") and 16 shares of Class B common stock, par value $0.0001 per share, of RET ("RET Class B Common Stock"). Mr. You also was granted options by RET exercisable for 1,000 shares of RET Class A Common Stock ("RET Options").

Immediately prior to the Business Combination and related transactions described below, the Reporting Person beneficially owned 2,624,999 Coliseum Class A Ordinary Shares, 1 Coliseum Class B Ordinary Share, and 2,257,700 Private Placement Warrants. Additionally, the Reporting Person beneficially owned 135 shares of RET Class A Common Stock, 16 shares of RET Class B Common Stock, and 1,000 RET Options.

On December 17, 2024, in connection with the Business Combination, Berto entered into an agreement (the "Warrant Exchange Agreement") with Coliseum and the Issuer and the other parties thereto to exchange, subject to the closing of the Business Combination, all 2,257,000 Private Placement Warrants (as defined below) held by it for shares of Holdco Class A Common Stock, at an exchange ratio of 0.25 shares of Class A Common Stock per Private Placement Warrant (the "Warrant Exchange"). Prior to the Warrant Exchange, such warrants (the "Private Placement Warrants") pursuant to their terms were exercisable for Coliseum Class A Ordinary Shares at an initial exercise price of $11.50 per share beginning 30 days after the closing of the Business Combination. Accordingly, as a result of the Warrant Exchange, the Issuer issued to Berto 564,250 shares of Class A Common Stock at the closing of the Business Combination and such Private Placement Warrants were cancelled and no longer outstanding. The shares of Class A Common Stock issued in connection with the Warrant Exchange are subject to a two-year lockup following the closing of the Business Combination and will be treated for all purposes as "Lock-Up Shares" under the Lock-up Agreement, described below.

Effective as of December 20, 2024, the Reporting Person transferred by gift 1,550,000 Coliseum Class A Ordinary Shares, for no consideration.

Between December 20, 2024 and December 31, 2024, the Issuer entered into subscription agreements ("Subscription Agreement") with investors, including an affiliate of the Reporting Person, for the sale in a private placement of an aggregate of $1.35 million of Class A Common Stock at a price per share of at a purchase price of approximately $11.39 per share, which was the expected approximate per share redemption price of the Coliseum Public Shares in the Business Combination (the "PIPE Investment"). The Reporting Person's affiliate subscribed for $500,000 of shares of Class A Common Stock in the PIPE Investment. As of the date of this Report, the Reporting Person's affiliate has not funded its subscription.

On December 31, 2024, immediately prior to the closing of the Business Combination, Mr. You forfeited 428,880 Coliseum Class A Ordinary Shares (the "Forfeited Shares") for no consideration pursuant to the terms of Extension Non-Redemption Agreements entered into in November 2023 by Mr. You, Coliseum Acquisition Corp., and the Coliseum shareholders party thereto.

On December 31, 2024, the parties to the Business Combination Agreement consummated the Business Combination, Warrant Exchange, and $700,000 of the PIPE Investment (the "Closing"). In connection with the Closing, (i) each Coliseum Class A Ordinary Share outstanding (including the share issued upon the conversion of the Coliseum Class B Ordinary Share) was exchanged for one share of Class A Common Stock, (ii) the Private Placement Warrants were exchanged for Class A Common Stock in the Warrant Exchange, (iii) each outstanding public warrant of Coliseum became a warrant of the Issuer exercisable for shares of Class A Common Stock at an initial exercise price of $11.50 per share, (iv) each share of RET Class A Common Stock was exchanged for Class A Common Stock at an exchange ratio of approximately 1434:1, (v) each share of RET Class B Common Stock was exchanged for the Issuer's Class B common stock, par value $0.0001 per share ("Class B Common Stock") at an exchange ratio of approximately 1434:1, and (vi) each RET Option was assumed by the Issuer and became an option exercisable for shares of Class A Common Stock on the same terms and conditions were previously in effect, except that the number of shares underlying such option and the exercise price was adjusted based on a 1434:1 exchange ratio (each, an "Option").

Also on December 31, 2024, in connection with the Closing and as contemplated by the Business Combination Agreement, the Reporting Person entered into a Lock-Up Agreement with the Issuer (the "Lock-Up Agreement"), pursuant to which the shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person will be subject to a two-year lock-up following the Closing (the "Lock-Up"), subject to early release of the Lock-Up upon the date on which Holdco completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Holdco's stockholders having the right to exchange their shares of Common Stock for cash, securities or other property. The Lock-Up will not apply to any shares of Class A Common Stock acquired by the Reporting Person's affiliate in the PIPE Investment.

Also on December 31, 2024, in connection with the Closing and as contemplated by the Business Combination Agreement, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") with certain shareholders, including the Reporting Person, pursuant to which the Issuer agreed to register for resale certain shares of Class A Common Stock and other Issuer equity securities held by the parties thereto from time to time.

As of the Closing, the Reporting Person beneficially owned an aggregate of 1,408,541 shares of Class A Common Stock, 23,101 shares of Class B Common Stock, and 1,433,892 Options which are fully vested and exercisable for 1,433,892 shares of Class A Common Stock.

Plans or Proposals

Mr. You is a director of the Issuer and the chairman of the Issuer's Board of Directors (the "Board"). In this capacity, he may communicate with other members of management, other members of the Board, and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Such discussions and actions may be preliminary and exploratory in nature, and may not rise to the level of a plan or proposal. Additionally, as a holder of Class B Common Stock, the Reporting Person has certain governance rights that are not shared by the holders of Class A Common Stock. See Item 6 - Dual Class Common Stock Structure.

The Reporting Person has acquired the shares reported herein for investment purposes. The Reporting Person reviews and intends to continue to review, on an ongoing and continued basis, the Reporting Person's investments in the Issuer. The Reporting Person may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, and/or may seek to sell or otherwise dispose of some or all of the Issuer's securities from time to time, in each case, in open market or private transactions, block sales or otherwise, including in connection with extraordinary corporate transactions, such as a tender offer, merger or consolidation that would result in the de-listing of the Common Stock, or through in-kind distributions. The Reporting Person expects to continue to actively evaluate such transactions, and to take other actions intended to position the Reporting Person to opportunistically engage in one or more of such transactions in the future. Any transactions that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Person, tax considerations and other factors considered relevant by the Reporting Person.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change such position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the facing pages of this Schedule 13D with respect to the beneficial ownership of the Reporting Person is incorporated by reference into this Item 5. The aggregate number of shares of Class A Common Stock owned by the Reporting Person is 2,865,534 shares, which includes 23,101 shares of Class A Common Stock issuable upon the conversion of 23,101 shares of Class B Common Stock held by the Reporting Person which may be converted at any time and from time to time at the option of the Reporting Person and includes 1,433,892 shares of Class A Common Stock issuable upon the cash exercise of 1,433,892 Options which are fully vested. The Reporting Person's aggregate percentage of beneficial ownership is approximately 32.09%. References to percentage ownership of shares of Class A Common Stock in this Schedule 13D are based upon the 7,471,678 shares of Class A Common Stock stated to be outstanding as of December 31, 2024 according to the records of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power over the shares of Class A Common Stock reported in this Schedule 13D.
Transactions in the class effected during the past sixty days: Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Person has not engaged in any transaction during the past 60 days involving the shares of Class A Common Stock of the Issuer.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the affiliates of the Reporting Person, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported herein as beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 above is hereby incorporated by reference into this Item 6.

Dual Class Common Stock Structure

The Issuer has two classes of common stock outstanding. Pursuant to the Issuer's Amended and Restated Articles of Organization (the "A&R Articles"), adopted in connection with the closing of the Business Combination, the Class A Common Stock and the Class B Common Stock have identical economic rights, including dividend and liquidation rights. Shares of Class A Common Stock entitle the holders thereof to one vote per share on all matters on which the shares of Class A Common Stock are entitled to vote, and Class B Common Stock entitle the holders thereof to fifteen votes per share on all matters on which the shares of Class B Common Stock are entitled to vote.

Each share of Class B Common Stock will be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder at any time, and will automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the earlier to occur of (i) five (5) years from the completion of the Business Combination, (ii) the date on which the initial holders of the Class B Common Stock or their Permitted Transferees (as defined in the A&R Articles) collectively own twenty percent (20%) or less of the number of shares of Class B Common Stock collectively held by such persons or their Permitted Transferees immediately after the completion of the Business Combination, (iii) upon the occurrence of a transfer of Class B Common Stock that is not a Permitted Transfer, and (iv) the date specified by the affirmative vote of the holders of Class B Common Stock representing not less than two-thirds (2/3) of the voting power of the Class B Common Stock.

The holders of Class B Common Stock have certain governance rights that are not shared by the holders of Class A Common Stock. Such rights of the holders of Class B Common Stock include:

The right to fill vacancies on the board - the A&R Articles and the Issuer's Amended and Restated Bylaws ("A&R Bylaws") provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors may be fixed from time to time pursuant to a resolution adopted by the Board; provided, however, that before the first date on which the initial holders of the Class B Common Stock or their Permitted Transferees collectively beneficially own 20% or less of the number of shares of Class B Common Stock (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination or recapitalization of the Class B Common Stock) collectively held by them as of the Closing (the "Voting Threshold Date"), any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board, will be filled solely by the affirmative votes of the holders of a majority of the Class B Common Stock. On and after the Voting Threshold Date, any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board, will be filled by vote of a majority of the remaining members of the Board, although less than a quorum, or by a sole remaining director, and not by shareholders.

The right to call special meetings of shareholders - the A&R Articles provides that, prior to the Voting Threshold Date, special meetings of shareholders may be called by or at the request of the holders of a majority of the outstanding shares of Class B Common Stock.

Shareholder action by written consent - the A&R Articles provides that, prior to the Voting Threshold Date, any action required or permitted to be taken at any annual or special meeting of shareholders may be taken by written consent in lieu of a meeting, provided that (i) shareholders who own, in the aggregate, not less than a majority of all the votes entitled to be cast on any issue to be considered at any annual or proposed special meeting of the Issuer, as determined in accordance with the A&R Articles, shall by written notice to the Secretary of the Issuer request that the Board fix a record date for the proposed action by shareholders including the information required by the A&R Bylaws, (ii) the Issuer solicits written consents from all shareholders, and (iii) such action is evidenced by a consent or consents in writing, setting forth the action to be taken, which is signed and delivered to the Secretary of the Issuer, and not revoked, by shareholders having the requisite votes; provided, further, that any such action shall be taken in accordance with, and subject to the A&R Bylaws, the Massachusetts Business Corporation Act and applicable law. Following the Voting Threshold Date, except for shareholder action by unanimous written consent, any action required or permitted to be taken by the shareholders must be effected at an annual or special meeting of the shareholders and may not be effected by consent in lieu of a meeting. Notwithstanding any provision of the A&R Articles or the A&R Bylaws to the contrary, shareholders may act without a meeting by unanimous written consent, and none of the foregoing provisions shall apply to such action. Any action by written consent must be a proper subject for shareholder action by written consent.

Amendments to the A&R Articles - the A&R Articles provides that, prior to the Voting Threshold Date, any amendment to the A&R Articles will require the affirmative vote of at least a majority of all shares entitled generally to vote on such matter. On and after the Voting Threshold Date, any amendment to the A&R Articles will require the affirmative vote of two-thirds of all shares entitled generally to vote on such matter, and in addition, a majority of the shares of any voting group entitled to vote separately on the matter pursuant to the Massachusetts Business Corporation Act, by the A&R Articles or the A&R Bylaws, or by action of the Board. Notwithstanding the foregoing, as long as any shares of Class A Common Stock are outstanding, the Issuer shall not, without the prior affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock, voting as a separate class, in addition to any other vote required by applicable law or the A&R Articles, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of the A&R Articles (1) in a manner that is inconsistent with, or that otherwise alters or changes the powers, preferences, or special rights of the shares of Class A Common Stock so as to affect them adversely; or (2) to provide for each share of Class B Common Stock to have more than fifteen (15) votes per share or any rights to a separate class vote of the holders of shares of Class B Common Stock other than as provided by the A&R Articles or the Massachusetts Business Corporation Act.

Indemnification Agreement

As a director of the Issuer, Mr. You entered into the Issuer's standard form of Indemnification Agreement (the "Indemnification Agreement"). The Indemnification Agreement provides for indemnification and advancement by the Issuer of certain expenses and costs relating to claims, suits, or proceedings arising from service by Mr. You to the Issuer or, at its request, service to other entities, as a director to the maximum extent permitted by applicable law.

Line of Credit

On December 30, 2024, Mr. You and an entity affiliated with Mr. You entered into a loan agreement (the "Loan") with the Issuer which provides a commitment of up to $7,000,000, which may be drawn down by the Issuer from time to time during the two-year period after the Closing, subject to the satisfaction of the terms and conditions of the Loan. Additionally, the Reporting Person converted an aggregate of approximately $2.5 million of loans and advances owed to the Reporting Person by Coliseum and an aggregate of approximately $550,000 of loans and advances owed to the Reporting Person by RET into loans outstanding pursuant to the Loan (which, for the avoidance of doubt, does not decrease the Reporting Person's $7 million commitment). The Loan bears interest at a rate of 5% per annum, payable quarterly in arrears, and matures on the second anniversary of the Closing, or earlier upon a change of control of the Issuer. If any interest payment is not made when due, such interest payment will capitalize at a rate of 7%. The foregoing description of the Loan Agreement is qualified in its entirety by reference to the full text of the Loan Agreement, which is filed herewith as Exhibit 10 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Business Combination Agreement, dated June 25, 2024, by and among Coliseum Acquisition Corp., Rain Enhancement Technologies, Inc., Rain Enhancement Technologies Holdco, Inc., Rainwater Merger Sub 1, Inc., and Rainwater Merger Sub 2, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer's Registration Statement on Form S-4 (File No. 333-283425)).

2. Assignment of Business Combination Agreement, dated August 22, 2024, by and among Rainwater Merger Sub 2, Inc. and Rainwater Merger Sub 2A, Inc. (incorporated by reference to Exhibit 2.2 to the Issuer's Registration Statement on Form S-4 (File No. 333-283425)).

3. Amendment to Business Combination Agreement, dated August 22, 2024, by and among Coliseum Acquisition Corp., Rain Enhancement Technologies, Inc., Rain Enhancement Technologies Holdco, Inc., Rainwater Merger Sub 1, Inc., and Rainwater Merger Sub 2A, Inc. (incorporated by reference to Exhibit 2.3 to the Issuer's Registration Statement on Form S-4 (File No. 333-283425)).

4. Form of Non-Redemption Agreement (incorporated by reference to Exhibit 10.13 to the Issuer's Registration Statement on Form S-4 (File No. 333-283425)).

5. Sponsor Support Agreement, dated as of June 25, 2024, by and among Coliseum Acquisition Corp., Coliseum Acquisition Sponsor LLC, Berto LLC, Harry You, Rain Enhancement Technologies Holdco, Inc., and Rain Enhancement Technologies, Inc. (incorporated by reference to Exhibit 10.14 to the Issuer's Registration Statement on Form S-4 (File No. 333-283425)).

6. Form of Registration Rights Agreement, by and among Rain Enhancement Technologies Holdco, Inc., Coliseum Acquisition Sponsor, LLC, Berto, LLC, Harry You, the other executive officers and directors of Coliseum and certain shareholders of Rain Enhancement Technologies Holdco, Inc. (incorporated by reference to Exhibit 10.16 to the Issuer's Registration Statement on Form S-4 (File No. 333-283425)).

7. Form of Lock-Up Agreement, by and among Rain Enhancement Technologies Holdco, Inc. and certain shareholders including Harry You (incorporated by reference to Exhibit 10.17 to the Issuer's Registration Statement on Form S-4 (File No. 333-283425)).

8. Warrant Exchange Agreement, dated December 17, 2024 (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed on December 18, 2024 by Coliseum Acquisition Corp. (File No. 001-40514)).

9. Form of Subscription Agreement, between Rain Enhancement Technologies Holdco, Inc. and the subscribers party thereto (incorporated by reference from Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on December 30, 2024).

10.*+ Loan between Rain Enhancement Technologies Holdco, Inc., RHY Management LLC, and Harry You, dated December 30, 2024.

* Filed herewith.
+ The schedules to this Exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant hereby agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

## Signatures
- Harry L. You: /s/ Harry L. You, Harry L. You (01/03/2025)
- Berto LLC: /s/ Harry L. You, Harry L. You, Sole Member (01/03/2025)